Filed Pursuant to Rule 253(g)(2)

File No. 024-12523

Arrived Homes 5, LLC

SUPPLEMENT NO. 2 DATED October 27, 2026
TO THE OFFERING CIRCULAR DATED May 19, 2026

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes 5, LLC ("we", "our" or "us"), dated May 19, 2026, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of October 25, 2026.

Net Asset Value as of October 25, 2026

As of October 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2027.

Series	NAV Per Interest
Adela	$10.77
Adler	$10.02
Alex	$10.27
Ameris	$10.21
Arbolado	$10.55
Belleglade	$10.00
Briarmanor	$9.74
Camphor	$9.90
Clark	$10.08
Cyrus	$10.09
Evie	$10.23
Fortress	$9.60
Gerardo	$10.01
Goldfinger	$9.75
Hendricks	$11.26
Lenka	$10.21
Liam	$10.05
Lilinoe	$9.56
Lois	$10.26
Marilyn	$10.00
Metcalf	$9.68
Nathan	$10.06
Poshington	$10.09
Pumpkin	$10.16
Raider	$10.40
Sambino	$10.04
Sandpiper	$10.05
Scarlett	$9.99
Sinalda	$9.80
Targaryen	$9.84
Tilly	$10.11
Troncos	$9.63
Tully	$9.44
Tyrell	$9.87
Vega	$9.99
Wasilla	$10.11
Wendover	$9.46
Whippoorwill	$9.58
Wildcat	$10.34
Windgate	$9.96
Wyndsong	$10.31

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Adela	Adler	Alex	Ameris	Arbolado	Belleglade	Briarmanor
ASSETS
Current assets:
Cash	$11,851	$29,226	$22,052	$13,365	$19,357	$25,529	$23,514
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,730	4,377	4,364	3,464	4,251	5,319	5,630
Property and equipment, net	228,892	348,911	335,749	243,928	329,038	363,875	394,894
Total assets	$247,876	$383,225	$363,066	$262,161	$353,365	$395,682	$425,000

LIABILITIES
Current liabilities:
Accrued expenses	$3,268	$7,766	$3,569	$3,386	$3,787	$4,425	$4,388
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	1,720	2,800	3,063	2,079	2,140	3,133	2,540
Tenant deposits	4,000	2,345	2,345	1,750	2,345	2,995	3,095
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$8,988	$12,910	$8,977	$7,214	$8,272	$10,553	$10,023

MEMBERS' EQUITY (DEFICIT)
Members' capital	252,369	379,457	361,878	269,866	364,270	389,938	434,260
Accumulated deficit	(13,482)	(9,142)	(7,790)	(14,920)	(19,177)	(4,809)	(19,283)
Total members' equity (deficit)	$238,888	$370,315	$354,088	$254,946	$345,093	$385,129	$414,977
Total liabilities and members' equity (deficit)	$247,876	$383,225	$363,066	$262,161	$353,365	$395,682	$425,000

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	238,888	370,315	354,088	254,946	345,093	385,129	414,977
Net adjustments to fair value	66,047	56,443	67,879	52,693	76,838	57,596	51,599
TOTAL NET ASSETS	$304,935	$426,758	$421,967	$307,639	$421,931	$442,726	$466,576
NET ASSET VALUE PER INTEREST	$10.77	$10.02	$10.27	$10.21	$10.55	$10.00	$9.74

	Camphor	Clark	Cyrus	Evie	Fortress	Gerardo	Goldfinger
ASSETS
Current assets:
Cash	$7,748	$13,866	$20,975	$7,228	$15,995	$22,574	$31,495
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,408	3,922	3,511	3,833	4,361	5,039	4,908
Property and equipment, net	260,297	306,765	378,620	251,981	353,976	359,756	525,431
Total assets	$272,245	$325,315	$403,833	$263,802	$375,188	$388,155	$563,034

LIABILITIES
Current liabilities:
Accrued expenses	$2,020	$6,278	$3,158	$2,085	$3,123	$3,144	$3,137
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	2,322	2,983	2,422	1,889	2,826	2,696	5,079
Tenant deposits	1,745	1,995	1,795	2,045	2,895	2,795	2,495
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$6,087	$11,256	$7,375	$6,019	$8,844	$8,635	$10,711

MEMBERS' EQUITY (DEFICIT)
Members' capital	276,903	340,899	422,349	271,071	382,545	383,467	574,228
Accumulated deficit	(10,746)	(26,840)	(25,891)	(13,288)	(16,202)	(3,948)	(21,905)
Total members' equity (deficit)	$266,157	$314,059	$396,458	$257,783	$366,344	$379,519	$552,323
Total liabilities and members' equity (deficit)	$272,245	$325,315	$403,833	$263,802	$375,188	$388,155	$563,034

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	266,157	314,059	396,458	257,783	366,344	379,519	552,323
Net adjustments to fair value	46,369	71,233	67,607	58,234	50,070	55,312	71,245
TOTAL NET ASSETS	$312,526	$385,292	$464,065	$316,017	$416,413	$434,831	$623,568
NET ASSET VALUE PER INTEREST	$9.90	$10.08	$10.09	$10.23	$9.60	$10.01	$9.75

	Hendricks	Lenka	Liam	Lilinoe	Lois	Marilyn	Metcalf
ASSETS
Current assets:
Cash	$16,775	$17,646	$17,076	$23,137	$13,710	$24,272	$18,640
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,537	4,900	6,291	5,079	5,068	4,508	4,901
Property and equipment, net	241,993	319,912	417,699	363,189	311,570	352,825	300,523
Total assets	$264,174	$343,497	$442,140	$392,686	$331,111	$382,478	$324,845

LIABILITIES
Current liabilities:
Accrued expenses	$5,184	$3,947	$2,334	$5,057	$6,365	$2,379	$3,002
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	1,844	2,935	3,835	2,950	3,503	2,303	2,551
Tenant deposits	2,495	2,495	3,395	2,595	2,695	2,295	2,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$9,522	$9,377	$9,564	$10,602	$12,563	$6,977	$8,248

MEMBERS' EQUITY (DEFICIT)
Members' capital	265,749	337,247	443,198	391,836	325,299	383,520	316,167
Accumulated deficit	(11,098)	(3,126)	(10,621)	(9,753)	(6,750)	(8,019)	430
Total members' equity (deficit)	$254,651	$334,121	$432,576	$382,084	$318,548	$375,501	$316,597
Total liabilities and members' equity (deficit)	$264,174	$343,497	$442,140	$392,686	$331,111	$382,478	$324,845

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	254,651	334,121	432,576	382,084	318,548	375,501	316,597
Net adjustments to fair value	86,809	63,793	78,150	41,229	73,286	55,318	36,025
TOTAL NET ASSETS	$341,460	$397,914	$510,727	$423,312	$391,835	$430,819	$352,622
NET ASSET VALUE PER INTEREST	$11.26	$10.21	$10.05	$9.56	$10.26	$10.00	$9.68

	Nathan	Poshington	Pumpkin	Raider	Sambino	Sandpiper	Scarlett
ASSETS
Current assets:
Cash	$11,003	$28,347	$19,689	$21,487	$11,990	$29,392	$18,257
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,245	4,745	5,360	5,760	4,895	3,708	2,752
Property and equipment, net	175,228	381,193	315,800	352,838	289,625	380,355	424,310
Total assets	$190,003	$415,104	$341,748	$380,918	$307,347	$414,186	$446,143

LIABILITIES
Current liabilities:
Accrued expenses	$3,601	$1,135	$2,926	$4,537	$3,013	$4,400	$10,610
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	1,304	2,777	3,077	2,510	2,955	2,234	2,746
Tenant deposits	2,443	2,395	2,545	2,995	2,645	1,895	2,795
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$7,348	$6,307	$8,548	$10,042	$8,613	$8,529	$16,150

MEMBERS' EQUITY (DEFICIT)
Members' capital	194,597	421,512	333,737	379,797	309,508	420,611	468,803
Accumulated deficit	(11,942)	(12,714)	(537)	(8,920)	(10,774)	(14,954)	(38,811)
Total members' equity (deficit)	$182,655	$408,798	$333,200	$370,877	$298,734	$405,657	$429,992
Total liabilities and members' equity (deficit)	$190,003	$415,104	$341,748	$380,918	$307,347	$414,186	$446,143

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	182,655	408,798	333,200	370,877	298,734	405,657	429,992
Net adjustments to fair value	36,062	69,390	61,163	79,261	61,136	58,143	82,096
TOTAL NET ASSETS	$218,717	$478,188	$394,362	$450,137	$359,870	$463,801	$512,088
NET ASSET VALUE PER INTEREST	$10.06	$10.09	$10.16	$10.40	$10.04	$10.05	$9.99

	Sinalda	Targaryen	Tilly	Troncos	Tully	Tyrell	Vega
ASSETS
Current assets:
Cash	$24,259	$23,847	$13,155	$23,428	$30,355	$24,543	$25,978
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,224	5,211	4,357	4,253	6,490	4,120	4,858
Property and equipment, net	374,486	379,241	305,686	336,847	464,419	312,593	378,620
Total assets	$404,852	$409,227	$324,044	$365,258	$502,731	$342,034	$410,183

LIABILITIES
Current liabilities:
Accrued expenses	$4,382	$4,817	$3,271	$5,269	$2,677	$2,798	$2,358
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,412	3,056	2,276	2,886	3,998	2,669	3,045
Tenant deposits	3,293	2,695	2,195	2,395	3,893	2,095	2,695
Note payable, related party	-	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-	-
Total liabilities	$11,086	$10,568	$7,742	$10,550	$10,567	$7,562	$8,098

MEMBERS' EQUITY (DEFICIT)
Members' capital	406,615	400,701	332,405	368,048	504,795	337,264	408,830
Accumulated deficit	(12,849)	(2,041)	(16,103)	(13,341)	(12,631)	(2,792)	(6,745)
Total members' equity (deficit)	$393,766	$398,659	$316,302	$354,708	$492,164	$334,472	$402,085
Total liabilities and members' equity (deficit)	$404,852	$409,227	$324,044	$365,258	$502,731	$342,034	$410,183

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	393,766	398,659	316,302	354,708	492,164	334,472	402,085
Net adjustments to fair value	54,362	52,604	57,778	42,459	38,917	43,687	57,129
TOTAL NET ASSETS	$448,129	$451,263	$374,080	$397,166	$531,082	$378,159	$459,214
NET ASSET VALUE PER INTEREST	$9.80	$9.84	$10.11	$9.63	$9.44	$9.87	$9.99

	Wasilla	Wendover	Whippoorwill	Wildcat	Windgate	Wyndsong
ASSETS
Current assets:
Cash	$32,021	$20,295	$21,377	$18,361	$19,911	$18,343
Other receivables	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-
Deposits	-	4,908	7,662	4,988	5,042	-
Property and equipment, net	404,257	365,227	363,637	314,121	294,564	348,228
Total assets	$437,238	$393,025	$393,754	$338,377	$320,236	$367,484

LIABILITIES
Current liabilities:
Accrued expenses	$4,014	$3,160	$2,813	$2,415	$3,168	$11,022
Accounts payable	-	-	-	-	-	-
Due to (from) related parties	3,113	2,567	2,743	2,038	2,367	2,334
Tenant deposits	-	2,495	5,240	2,795	4,190	-
Note payable, related party	-	-	-	-	-	-
Mortgage payables	-	-	-	-	-	-
Total liabilities	$7,126	$8,222	$10,796	$7,248	$9,725	$13,355

MEMBERS' EQUITY (DEFICIT)
Members' capital	441,824	393,807	391,096	336,932	316,814	395,943
Accumulated deficit	(11,713)	(9,004)	(8,138)	(5,803)	(6,303)	(41,814)
Total members' equity (deficit)	$430,111	$384,803	$382,958	$331,129	$310,511	$354,129
Total liabilities and members' equity (deficit)	$437,238	$393,025	$393,754	$338,377	$320,236	$367,484

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	430,111	384,803	382,958	331,129	310,511	354,129
Net adjustments to fair value	68,080	32,229	40,142	62,773	48,730	93,226
TOTAL NET ASSETS	$498,191	$417,032	$423,100	$393,902	$359,241	$447,355
NET ASSET VALUE PER INTEREST	$10.11	$9.46	$9.58	$10.34	$9.96	$10.31

[1] Estimated Balance Sheet as of August 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over the lesser of ten years and the fixed rate period of the long term financing tied directly to the assets (typically five to ten years), and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.